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SEC FILE NUMBER
8-68683

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

McDermott Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 West Broad Street
(No. and Street)

Bethlehem	PA	18018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel — 717-249-8803
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dean McDermott, Managing Member and CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McDermott Investment Services, LLC (the Company), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BRUCE R DOWNING
Notary Public
CITY OF BETHLEHEM, NORTHAMPTON COUNTY
My Commission Expires Sep 10, 2018

Dean McDermott, Managing Member and CEO

Sworn and subscribed to before me this 24th day of February, 20 16.

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
( )	(c)	Statement of Operations.
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).
( )	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exempt)
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (exempt)
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)
(x)	(l)	An Oath or Affirmation.
()	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( )	()	Independent Accountant's Report on Exemption Report.
( )	()	Exemption Report

McDermott Investment Services, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
McDermott Investment Services, LLC:

We have audited the accompanying statement of financial condition of McDermott Investment Services, LLC (a Pennsylvania limited liability company), as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of McDermott Investment Services, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of McDermott Investment Services, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, Pennsylvania

February 18, 2016

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477 • Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

McDermott Investment Services, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 274,148
Clearing deposits	50,000
Receivable from brokers and dealers	7,037
Accounts receivable	179,096
Other assets	32,121
TOTAL ASSETS	$ 542,402
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Commissions payable	$ 264,7667
Accounts payable and accrued expenses	48,767
Other liabilities	3,550
TOTAL LIABILITIES	317,084
MEMBER'S EQUITY	
Member's equity	225,318
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 542,402

The accompanying notes are an integral part of this statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

McDermott Investment Services, LLC. (the "Company") is a limited liability company organized in the State of Pennsylvania in 2010. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is headquartered in Bethlehem, Pennsylvania, and has customers located throughout the United States.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

INCOME TAXES

The Company is organized as a limited liability company and is taxed as a disregarded entity for income tax purposes. Accordingly, it is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The taxable income or loss of the Company is includible in the income tax returns of its members.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2012 through present are subject to IRS and other jurisdictions' tax examinations.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued

DATE OF MANAGEMENT'S REVIEW

Management has evaluated events through February 18, 2016, the date on which the financial statements were available to be issued.

NOTE 2: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2015, cash and cash equivalents were held on deposit at a diversified U.S. financial institution insured by the Federal Deposit Insurance Corporation.

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 3: RELATED PARTY TRANSACTIONS

On August 1, 2015, the Company entered into an Expense Sharing Agreement (the "Agreement") with the McDermott Investment Advisors, LLC (MIA). The Company and MIA are owned by the same individual. Under the Agreement MIA will provide office space, furniture and telecommunications services to the Company and calls for the Company to pay MIA 50% of its monthly incurred expenses per the rental agreement with the landlord.

The Company provides execution services to MIA in connection with MIA's transactions at RBC Capital Markets, LLC. The Company does not charge MIA for these services.

McDermott Invest Services, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 4: COMMITMENTS AND CONTINGENCIES

The Company had obligations under an operating lease in a commercial property that expired on June 30, 2015. The Company continues to occupy the property on a month-to-month lease.

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. As of December 31, 2015, the Company is a defendant in an arbitration proceeding. The outcome of such matters cannot be predicted with certainty. In the opinion of the Company, after consultation with counsel handling such matter, this action will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

The Company is subject to examination by regulatory bodies including FINRA and the Securities and Exchange Commission (SEC). The SEC conducted an examination of the firm commencing on December 16, 2013 and covering the period January 2012 to November 2013. The Company received the SEC report on January 8, 2015 in which they questioned the use of retail instead of institutional unit investment trust securities for certain clients. The ultimate disposition of this matter is unknown at December 31, 2015. In the opinion of the Company, this action will be resolved with no material adverse impact on the Company's financial statements, taken as a whole.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2015 the Company had net capital of $142,357 which was $92,357 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.23 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.